HUNTER TAUBMAN WEISS LLP

New York ■ Washington, DC ■ Miami

January 25, 2012

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Ms. Zukin

Re:	Radient Pharmaceuticals Corporation
Registration Statement on Form S-1
File No. 333-178831

Dear Ms. Zukin:

This letter is provided in response to your letter dated January 10, 2012 regarding the above-referenced filing of our client, Radient Pharmaceuticals Corporation (the “Company”). The Company’s responses are set forth below the items noted by the staff in your letter. Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company and not our law firm.

As a preliminary note, we would like to advise you that, as disclosed in the Current Report on Form 8-K/A that we filed on January 17, 2012, after timely submitting our Financial Industry Regulatory Agency (“FINRA”) application for the 1:25 reverse stock split, we were informed that their current application review process is longer than usual and therefore the split did not go effective on January 15, 2012. All documents required to be filed with the various regulatory bodies, including the Delaware Secretary of State have been filed; as soon as we obtain FINRA approval, the split will be effected. We updated the disclosure in the registration statement to reflect this information.

1.	Please revise your filing to provide executive compensation disclosure for the fiscal year ended December 31, 2011. Please refer to Regulation S-K Compliance and Disclosure Interpretations, Question 117.05.

Response: Pursuant to your comment, we revised our disclosure to provide the executive compensation for the fiscal year ended December 31, 2011. Please see revised Executive Compensation section on the following pages (please note that we did not make any changes to the disclosure regarding the 2010 or 2011 stock option plans).

17 State Street, Suite 2000 ■ New York, NY 10004 ■ t: 212.732.7184 ■ f: 212.202.6380 ■ www.htwlaw.com

HUNTER TAUBMAN WEISS LLP

New York ■ Washington, DC ■ Miami

Executive Compensation

The following table sets forth all compensation received during the two years ended December 31, 2011 by our Chief Executive Officer and Chief Financial Officer. Upon Mr. MacLellan’s appointment in October 2008, we agreed to pay him an annual base salary of $360,000, to be paid in equal monthly installments, and he is also entitled to certain bonuses subject to our Compensation Committee’s recommendation and approval.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation Earnings ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Douglas MacLellan, President, CEO, & Chairman	2011	$345,000	$—	$—	$506,832	$—	$—	$—	$851,832
Douglas MacLellan, President, CEO, & Chairman	2010	$360,000	$238,000	$—	$894,860	$—	$—	$—	$1,492,860
Akio Ariura, CFO	2011	$300,000	$—	$—	$385,192	$—	$—	$—	$685,192
Akio Ariura, CFO	2010	$300,000	$144,000	$—	$676,240	$—	$—	$—	$1,120,240

(1)	Represents the fair value of the options issued during 2010 and 2011.

Employment Agreements

On November 4, 2008, Douglas C. MacLellan was appointed as our President and Chief Executive Officer.  Mr. MacLellan does not have an employment agreement and is compensated at a base salary of $30,000 per month and he participates in the Company’s health insurance and other benefits available to executive officers.  During the year ended December 31, 2010, Mr. MacLellan earned a bonus of $238,000.

17 State Street, Suite 2000 ■ New York, NY 10004 ■ t: 212.732.7184 ■ f: 212.202.6380 ■ www.htwlaw.com

HUNTER TAUBMAN WEISS LLP

New York ■ Washington, DC ■ Miami

Outstanding Equity Awards at December 31, 2011

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($/Sh)	Option Expiration Date
Douglas MacLellan	3,600	—	—	$18.75	5/31/2012
	8,000	—	—	$18.75	3/3/2013
	100,000	—	—	$9.75	12/2/2015
	5,000,000			$0.11	11/4/2016

Akio Ariura	2,000	—	—	$18.75	5/31/2012
	2,000	—	—	$18.75	3/3/2013
	80,000	—	—	$9.75	12/2/2015
	3,800,000			$0.11	11/4/2016

Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested (#)
Douglas MacLellan	—	$—	—	$—
Akio Ariura	—	$—	—	$—

17 State Street, Suite 2000 ■ New York, NY 10004 ■ t: 212.732.7184 ■ f: 212.202.6380 ■ www.htwlaw.com

HUNTER TAUBMAN WEISS LLP

New York ■ Washington, DC ■ Miami

2010 Performance and Equity Incentive Plan

On December 3, 2010, our stockholders approved the 2010 Performance and Equity Incentive Plan (the “2010 Plan”). Under the terms of the 2010 Plan, the Compensation Committee or our Board of Directors may suspend or terminate the 2010 Plan at any time.

The 2010 Plan provides for the grant to employees, including executive officers, of restricted common stock, as well as cash or other stock-based awards and other benefits. The purpose of the 2010 Plan is to enable us to attract and retain qualified persons as employees, officers and directors and others, whose services are required by us, and to motivate such persons by providing them with equity participation in us.

A maximum of 240,000 shares of common stock may be issued and awarded under the 2010 Plan; however, as of January 1 of each year, commencing with the year 2011 and ending with the year 2013, the aggregate number of shares available for granting awards under the 2010 Plan shall automatically increase by a number of shares equal to the lesser of (x) 5% of the total number of shares of our common then outstanding or (y) 120,000. The maximum number of shares of common stock that may be subject to stock awards granted to any one participant during any single year period is 3,000,000.  As of December 31, 2010, 223,600 options were granted under the 2010 Plan.

The 2010 Plan is administered by the Compensation Committee, which has, subject to specified limitations, the full authority to grant equity awards and establish the terms and conditions for vesting and exercise thereof. Awards of restricted stock under the 2010 Plan may qualify for the “performance-based compensation” exception under the Internal Revenue Code of 1986 (the “IRC”) Section 162(m) pursuant to their expected terms. Cash-based awards and awards of restricted stock, performance units and stock may qualify under Section 162(m) of the IRC if the terms of the award state, in terms of an objective formula or standard, the method of computing the amount of compensation payable under the award and preclude discretion to increase the amount of compensation payable under the terms of the award.

2011 Stock Option Plan

Our Board of Directors unanimously approved the 2011 Stock Option Plan (the “2011 Plan”) via unanimous written consent on September 26, 2011 and our shareholders approved it at the November 4, 2011 Special Shareholder Meeting. The Compensation Committee or our Board of Directors may suspend or terminate the 2011 Plan at any time.

The 2011 Plan provides for the grant to employees, including executive officers, consultants and directors of restricted common stock, as well as cash or other stock-based awards and other benefits. The purpose of the 2011 Plan is to enable us to attract and retain qualified persons as employees, officers and directors and others, whose services are required by us, and to motivate such persons by providing them with equity participation in us.

Under the 2011 Plan, an aggregate of up to 10% of the total fully diluted issued and outstanding shares of common stock may be issued and awarded, up to a maximum of not more than 20 million shares of common stock.

The 2011 Plan is administered by the Compensation Committee, which has, subject to specified limitations, the full authority to grant equity awards and establish the terms and conditions for vesting and exercise thereof. Awards of restricted stock under the 2011 Plan may qualify for the “performance-based compensation” exception under the Internal Revenue Code of 1986 (the “IRC”) Section 162(m) pursuant to their expected terms. Cash-based awards and awards of restricted stock, performance units and stock may qualify under Section 162(m) of the IRC if the terms of the award state, in terms of an objective formula or standard, the method of computing the amount of compensation payable under the award and preclude discretion to increase the amount of compensation payable under the terms of the award.

17 State Street, Suite 2000 ■ New York, NY 10004 ■ t: 212.732.7184 ■ f: 212.202.6380 ■ www.htwlaw.com

HUNTER TAUBMAN WEISS LLP

New York ■ Washington, DC ■ Miami

For further information about the 2011 Plan, please see the Definitive Information Statement on Schedule 14A that we filed with the SEC on October 14, 2011.

As of the date of this prospectus, 13,040,000 options were granted under the 2011 Plan by the compensation committee on November 4, 2011; 10,600,000 of which were granted to our executive officers and directors, 1,640,000 of which were granted to key employees, and 800,000 of which were granted to our outside securities counsel.  All such options were granted at an exercise price equal to $0.11 per share, being the greater of $0.11 or 100% of the closing price of our common stock as at November 4, 2011.

17 State Street, Suite 2000 ■ New York, NY 10004 ■ t: 212.732.7184 ■ f: 212.202.6380 ■ www.htwlaw.com

HUNTER TAUBMAN WEISS LLP

New York ■ Washington, DC ■ Miami

Director Compensation

The following table contains information regarding the compensation of our directors for the fiscal year ending December 31, 2011:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Option Awards ($) (2)	Non-equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Michael Boswell (3)	$104,000	$—	$81,093	$—	$—	$—	$185,093
Robert M. Beart, MD (4)	$1,750	$15,200	$40,547	$—	$—	$—	$57,497
Dr. Robert Rooks(5)	$1,393	$15,200	$40,547	$—	$—	$—	$57,497
Dr. Leonard M. Reyno (6)	$12,000	$780	$20,273	$—	$—	$—	$33,053

(1)

(1)	Represents the fair value of the common stock issued in 2011.
(2)	Represents the fair value of the common stock options granted in 2011.
(3)	Mr. Boswell was elected to the Board in 2008. Currently his compensation is of $10,000 monthly.
(4)	When the Board appointed Dr. Beart to serve on our Board, they approved issuing him 1,600 shares of our common stock and to pay Dr. Beart the same compensation paid to our other independent directors, which is $1,500 for each in person meeting and $500 for each telephonic meeting he attends. The shares of common stock were issued in May 2011.
(5)	When the Board appointed Mr. Rooks to serve on our Board, they approved issuing him 1,600 shares of our common stock and to pay Mr. Rooks the same compensation paid to our other independent directors, which is $1,500 for each in person meeting and $500 for each telephonic meeting he attends. The shares of common stock were issued in May 2011.
(6)	When the Board appointed Mr. Reyno to serve on our Board, they approved issuing him 1,600 shares of our common stock and to pay Mr. Reyno $3,000 monthly. The shares of common stock were issued in August 2011.

We indemnify our directors and officers to the fullest extent permitted by law so that they will be free from undue concern about personal liability in connection with their service to us. This is permitted by our Certificate of Incorporation and our Bylaws.

17 State Street, Suite 2000 ■ New York, NY 10004 ■ t: 212.732.7184 ■ f: 212.202.6380 ■ www.htwlaw.com

HUNTER TAUBMAN WEISS LLP

New York ■ Washington, DC ■ Miami

We understand that you may have additional comments and thank you for your attention to this matter. Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,

LESER HUNTER TAUBMAN & TAUBMAN

/s/ Rachael Schmierer

By: Rachael Schmierer

Attorney at Law

Cc: Mr. MacLellan

17 State Street, Suite 2000 ■ New York, NY 10004 ■ t: 212.732.7184 ■ f: 212.202.6380 ■ www.htwlaw.com